SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

LISA A. MORGAN

DIRECT LINE: 202.383.0523

E-mail: lisa.morgan@sutherland.com

May 6, 2015

Via EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Business Development Corporation of America Registration Statement on Form N-2

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (“BDCA”), we electronically transmitted for filing under the Securities Act of 1933 (the “Securities Act”) Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to BDCA’s registration statement on Form N-2 (File No. 333-193241) (the “Registration Statement”). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 101,100,000 shares of common stock of BDCA.

BDCA respectfully requests that the staff of the Securities and Exchange Commission (“SEC“) afford the Post-Effective Amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in Pre-Effective Amendment No. 4 to the Registration Statement, which was subject to review and comment and was declared effective on July 1, 2014, except for (i) the updating of financial information and certain other data and (ii) the updating of information pertaining to BDCA as set forth in its periodic reports and prospectus supplements filed with the Commission. Accordingly, BDCA requests that the SEC staff's review include only (i) the financial statements, (ii) narrative material that is underscored or otherwise marked to indicate textual changes, and (iii) areas in which recent developments suggest that changes in prospectus disclosure are likely to be necessary.

If you have any questions or comments regarding the Post-Effective Amendment, please do not hesitate to call me at (202) 383-0523 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan

Lisa A. Morgan

cc:	James Tanaka, Esq. Steven B. Boehm, Esq.

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